UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                    ________

                                    FORM SD

                      SPECIALIZED DISCLOSURE REPORT


                             UNISYS CORPORATION
_________________________________________________________________________
            (Exact Name of Registrant as Specified in its Charter)


Delaware                          1-8729                    38-0387840
_________________________________________________________________________
(State or Other          (Commission File Number)         (IRS Employer
Jurisdiction of                                       Identification No.)
Incorporation)


                         801 Lakeview Drive, Suite 100
                         Blue Bell, Pennsylvania  19422
_________________________________________________________________________
              (Address of Principal Executive Offices)  (Zip Code)

Gerald P. Kenney: (215) 986-4205
_________________________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report)


Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:


\x\ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.




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SECTION 1 - CONFLICT MINERALS DISCLOSURE

ITEM 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

       (a) Unisys Corporation (the "Company") has determined that tantalum, tin, tungsten and gold, collectively "Conflict Minerals", are necessary to the functionality or production of its products. In 2014 the Company contracted for the manufacture of products containing Conflict Minerals, but did not directly manufacture products containing Conflict Minerals.

       (b) The Company conducted a reasonable country of origin inquiry regarding Conflict Minerals utilized in its products during 2014. That reasonable country of origin inquiry was designed to determine whether those Conflict Minerals present in the Company's products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the "DRC") or arose from recycled or scrap sources. That reasonable country of origin inquiry revealed that the Company's Conflict Minerals did not likely arise from recycled or scrap sources, but may have originated in the DRC.

       (c) The Company exercised due diligence regarding the source and chain of custody of its Conflict Minerals through utilization of a nationally recognized due diligence framework, as more particularly described in the Company's Conflict Minerals Report filed as Exhibit
1.01. The Company is unable, after exercising due diligence, to determine whether its products contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the DRC. As such, the Company's products produced in calendar year 2014 are "DRC Conflict Undeterminable" for purposes of this report.

ITEM 1.02 EXHIBIT

The Company's Conflict Minerals report is filed as Exhibit 1.01 and is also available at the Company's website at www.unisys.com under "About Unisys" in "Social Responsibility - Conflict Minerals".

SECTION 2 - EXHIBITS

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and
1.02 of this Form.


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                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

                                            UNISYS CORPORATION


Date: June 1, 2015                          By: /s/ Gerald P. Kenney
                                                --------------------
                                                Gerald P. Kenney
                                                Senior Vice President
                                                General Counsel and
                                                Secretary